SEC
Mail Processing
Section

JAN 29 2008

Washington, DC
101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

08026978

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/25/06 (MM/DD/YY) AND ENDING 11/30/07* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman, Sachs & Co.

OFFICIAL USE ONLY
13-5108880
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Silva (212) 357-8710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

OATH OR AFFIRMATION

January 24, 2008

State of New York
ss:
County of New York

We, the undersigned, Managing Directors of Goldman, Sachs & Co., affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Goldman, Sachs & Co. as of November 30, 2007, are true and correct. We further affirm that, as of November 30, 2007, neither the partnership nor any Executive Officer (defined for purposes of this oath as members of the Board of Directors, members of the Management Committee, executive officers, and Chief Accounting Officer) had any proprietary interest in any account classified solely as that of a customer except as follows:

> Receivables from and payables to customers and counterparties includes \$10,000,129 and \$34,788,853, respectively, receivable from and payable to Executive Officers. Additionally, the account balances of certain affiliates are included in receivables from customers and counterparties or payables to customers and counterparties for purposes of financial presentation.

In addition, pursuant to New York Stock Exchange Rule 418, we affirm that the attached consolidated financial statements and supplemental schedules as of November 30, 2007, have been or will be made available to Executive Officers of the firm.

David A. Viniar
Managing Director

Sarah Smith
Managing Director

Subscribed and sworn before me;

This 24 day of January 2008

LINA S. WON
Notary Public, State of New York
No. 01WO6019859
Qualified in New York County
Commission Expires Feb. 16, 2011

LETTER OF ATTESTATION

January 24, 2008

I, the undersigned, hereby certify that, to the best of my knowledge and belief, the accompanying Financial Report for the month/quarter/year (circle as appropriate) ending November 30, 2007, submitted pursuant to the requirements of the Chicago Board of Trade, presents fairly and accurately in all material respects the financial condition of:

Goldman, Sachs & Co. (Name of Firm)

I further certify that a copy of the accompanying Financial Report has been made available to: (a) each member of the Chicago Board of Trade whose membership is registered for the firm; (b) each individual designated by the firm in accordance with CBOT Regulation 230.03(a); and (c) each general partner in the case of the partnership.

_______________ (Signature)

David A. Viniar, Managing Director (Type Name and Title)

NOTE: This Letter of Attestation must be signed by the Chief Financial Officer, or the person who has these responsibilities. If a partnership, the signatory must also be a general partner.

The firm submitting this Form and its attachments and the person whose signature appears above represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute a felony under the Commodity Exchange Act (Sec 7 U.S.C. § 13) as well as a violation of Exchange Rules and Regulations.

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
As of November 30, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Goldman, Sachs & Co.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Goldman, Sachs & Co. and its subsidiaries (the "Firm") at November 30, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Firm has adopted SFAS No. 157, "Fair Value Measurements" and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities."

PricewaterhouseCoopers LLP

January 24, 2008

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of November 30, 2007
(in thousands)

Assets		
Cash and cash equivalents	$	3,815,314
Cash and securities segregated for regulatory and other purposes (includes $81,619,815 at fair value)		85,274,770
Receivables from brokers, dealers and clearing organizations		20,402,378
Receivables from customers and counterparties		22,739,706
Collateralized agreements:		
Securities borrowed (includes $79,312,735 at fair value)		325,973,650
Financial instruments purchased under agreements to resell, at fair value		50,427,432
Financial instruments owned, at fair value		96,135,412
Financial instruments owned and pledged as collateral, at fair value		22,606,373
Total financial instruments owned, at fair value		118,741,785
Other assets		5,483,735
Total assets	$	632,858,770
Liabilities and Partners' Capital		
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings (includes $1,303,559 at fair value)	$	20,795,733
Payables to brokers, dealers and clearing organizations		20,014,506
Payables to customers and counterparties		179,894,170
Collateralized financings:		
Securities loaned (includes $6,541 at fair value)		154,516,453
Financial instruments sold under agreements to repurchase, at fair value		118,313,811
Other secured financings (includes $2,076,473 at fair value)		27,727,406
Financial instruments sold, but not yet purchased, at fair value		75,556,600
Other liabilities and accrued expenses		9,981,939
Unsecured long-term borrowings (includes $347,904 at fair value)		1,560,215
		608,360,833
Commitments, contingencies and guarantees		
Subordinated borrowings		18,250,000
Partners' capital		
Partners' capital		6,193,908
Accumulated other comprehensive income		54,029
Total partners' capital		6,247,937
Total liabilities and partners' capital	$	632,858,770

The accompanying notes are an integral part of these consolidated financial statements

Note 1. Description of Business

Goldman, Sachs & Co. (GS&Co.), a limited partnership registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the firm), is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

The firm's activities are as follows:

- **Investment Banking.** The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds, governments and individuals.

- **Trading and Principal Investments.** The firm facilitates client transactions with a diverse group of corporations, financial institutions, investment funds, governments and individuals and takes proprietary positions through market making in, trading of and investing in fixed income and equity products, currencies, and derivatives on these products. In addition, the firm engages in market-making activities on equities and options exchanges and clears client transactions on major stock, options and futures exchanges worldwide. In connection with the firm's other investing activities, the firm makes principal investments.

- **Asset Management and Securities Services.** The firm provides investment advisory and financial planning services and offers investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse group of institutions and individuals worldwide and provides prime brokerage services, financing services and securities lending services to institutional clients, including hedge funds, mutual funds, pension funds and foundations, and to high-net-worth individuals worldwide.

Note 2. Significant Accounting Policies

Basis of Presentation

This consolidated statement of financial condition includes the accounts of GS&Co. and all other entities in which the firm has a controlling financial interest. All material intercompany transactions and balances have been eliminated.

The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity (VIE) or a qualifying special-purpose entity (QSPE) under generally accepted accounting principles.

- **Voting Interest Entities**. Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," as amended. ARB No. 51 states that the usual condition for a controlling financial interest in an entity is ownership of a

majority voting interest. Accordingly, the firm consolidates voting interest entities in which it has a majority voting interest.

- **Variable Interest Entities.** VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46-R, "Consolidation of Variable Interest Entities," the firm consolidates VIEs for which it is the primary beneficiary. The firm determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE that includes a review of, among other factors, its capital structure, contractual terms, which interests create or absorb variability, related party relationships and the design of the VIE. Where qualitative analysis is not conclusive, the firm performs a quantitative analysis. For purposes of allocating a VIE's expected losses and expected residual returns to its variable interest holders, the firm utilizes the "top down" method. Under that method, the firm calculates its share of the VIE's expected losses and expected residual returns using the specific cash flows that would be allocated to it, based on contractual arrangements and/or the firm's position in the capital structure of the VIE, under various probability-weighted scenarios.

- **QSPEs.** QSPEs are passive entities that are commonly used in mortgage and other securitization transactions. Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," sets forth the criteria an entity must satisfy to be a QSPE. These criteria include the types of assets a QSPE may hold, limits on asset sales, the use of derivatives and financial guarantees, and the level of discretion a servicer may exercise in attempting to collect receivables. These criteria may require management to make judgments about complex matters, including whether a derivative is considered passive and the degree of discretion a servicer may exercise. In accordance with SFAS No. 140 and FIN No. 46-R, the firm does not consolidate QSPEs.

- **Equity-Method Investments.** When the firm does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting interest of 20% to 50%) and has an investment in common stock or in-substance common stock, the firm accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." For investments acquired subsequent to the adoption of SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," the firm generally has elected to apply the fair value option in accounting for such investments. See "— Recent Accounting Developments" for a discussion of the firm's adoption of SFAS No. 159.

- **Other.** If the firm does not consolidate an entity or apply the equity method of accounting, the firm accounts for its investment at fair value.

Unless otherwise stated herein, all references to November 2007 refer to the firm's fiscal year ended, or the date, as the context requires, November 30, 2007.

Use of Estimates

This consolidated statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Financial Instruments. "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" are reflected in the consolidated statement of financial condition on a trade-date basis. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the firm owns (long positions) are marked to bid prices, and instruments that the firm has sold, but not yet purchased (short positions), are marked to offer prices. Fair value measurements are not adjusted for transaction costs.

The firm adopted SFAS No. 157, "Fair Value Measurements," as of the beginning of 2007. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

	Basis of Fair Value Measurement
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. See "— Recent Accounting Developments" for a discussion of the impact of adopting SFAS No. 157.

In determining fair value, the firm separates its "Financial instruments owned, at fair value" and its "Financial instruments sold, but not yet purchased, at fair value" into two categories: cash instruments and derivative contracts.

- **Cash Instruments.** The firm's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, many other sovereign government obligations, active listed equities and most money market securities. Such instruments are generally classified within level 1 of the fair value hierarchy.

The firm does not adjust the quoted price for such instruments, even in situations where the firm holds a large position and a sale could reasonably impact the quoted price.

The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most investment-grade and high-yield corporate bonds, most mortgage products, less liquid listed equities, state, municipal and provincial obligations. Such instruments are generally classified within level 2 of the fair value hierarchy.

Certain cash instruments are classified within level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Such instruments include distressed debt instruments, certain types of equities, and less liquid mortgages backed securities. The transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. This valuation is adjusted only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

- **Derivative Contracts**. Derivative contracts can be exchange-traded or over-the-counter (OTC). Exchange-traded derivatives typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The firm generally values exchange-traded derivatives within portfolios using models which calibrate to market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying cash instruments. In such cases, exchange-traded derivatives are classified within level 2 of the fair value hierarchy.

  OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The firm generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments are typically classified within level 2 of the fair value hierarchy.

  Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within level 3 of the fair value hierarchy. Where the firm does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions,

transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. The valuations of these less liquid OTC derivatives are typically based on level 1 and/or level 2 inputs that can be observed in the market, as well as unobservable level 3 inputs. Subsequent to initial recognition, the firm updates the level 1 and level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the firm cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Collateralized Agreements and Financings. Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financings consist of repurchase agreements, securities loaned and other secured financings.

- **Resale and Repurchase Agreements.** Financial instruments purchased under agreements to resell and financial instruments sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade sovereign obligations, represent collateralized financing transactions. The firm receives financial instruments purchased under agreements to resell, makes delivery of financial instruments sold under agreements to repurchase, monitors the market value of these financial instruments on a daily basis and delivers or obtains additional collateral as appropriate. Resale and repurchase agreements are carried in the consolidated statement of financial condition at fair value as allowed by SFAS No. 159. Prior to the adoption of SFAS No. 159, these transactions were recorded at contractual amounts plus accrued interest. Resale and repurchase agreements are generally valued based on inputs with reasonable levels of price transparency and are classified within level 2 of the fair value hierarchy. Resale and repurchase agreements are presented on a net-by-counterparty basis when the requirements of FIN No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements," or FIN No. 39, "Offsetting of Amounts Related to Certain Contracts," are satisfied.

- **Securities Borrowed and Loaned.** Securities borrowed and loaned are generally collateralized by cash, securities or letters of credit. The firm receives securities borrowed, makes delivery of securities loaned, monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Securities borrowed and loaned within Securities Services business, relating to both customer activities and, to a lesser extent, certain firm financing activities, are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements are generally transacted on-demand, they exhibit little, if any, sensitivity to changes in interest rates. Securities borrowed and loaned within Trading and Principal Investments, which are related to the firm's matched book and certain firm financing activities, are recorded at fair value as allowed by SFAS No. 159. Prior to the adoption of SFAS No. 159, these transactions were recorded based on the amount of cash collateral advanced or received plus accrued interest. These securities borrowed and loaned transactions are generally valued based on inputs with reasonable levels of price transparency and are classified within level 2 of the fair value hierarchy.

- **Other Secured Financings.** In addition to repurchase agreements and securities loaned, the firm funds assets through the use of other secured financing arrangements and pledges financial instruments and other assets as collateral in these transactions. SFAS No. 159 has been adopted for those financings for which the use of fair value would eliminate non-economic volatility in earnings from using different measurement attributes (i.e., assets recorded at fair value with related nonrecourse financings recorded based on the amount of cash received plus accrued interest), primarily transfers accounted for as financings rather than sales under SFAS No. 140. These other secured financing transactions are generally valued based on inputs with reasonable levels of price transparency and are classified within level 2 of the fair value hierarchy. Other secured financings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest. See Note 3 for further information regarding other secured financings.

Hybrid Financial Instruments. Hybrid financial instruments are instruments that contain bifurcatable embedded derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and do not require settlement by physical delivery of non-financial assets. If the firm elects to bifurcate the embedded derivative, it is accounted for at fair value and the host contract is accounted for at amortized cost, adjusted for the effective portion of any fair value hedge accounting relationships. If the firm does not elect to bifurcate, the entire hybrid financial instrument is accounted for at fair value under SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140." See Note 3 for additional information about hybrid financial instruments.

Transfers of Financial Assets. In general, transfers of financial assets are accounted for as sales under SFAS No. 140 when the firm has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as collateralized financings

Asset Management. Management fees are recognized over the period that the related service is provided based upon average net asset values.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are included in "Other assets" in the consolidated statement of financial condition.

Substantially all property and equipment are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

The firm's operating leases include space held in excess of current requirements. In accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the firm records a liability, based on the fair value of the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the firm has ceased using the space and management has concluded that the firm will not

derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value upon termination.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The firm's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statement of financial condition. Tax provisions are computed in accordance with SFAS No. 109, "Accounting for Income Taxes." Contingent liabilities related to income taxes are recorded when the criteria for loss recognition under SFAS No. 5, "Accounting for Contingencies," as amended, have been met (see "— Recent Accounting Developments" below for a discussion of the impact of FIN No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109," on SFAS No. 109).

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Recent Accounting Developments

FIN No. 48. In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109." FIN No. 48 requires that the firm determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statement. The firm will adopt the provisions of FIN No. 48 in the first quarter of 2008. Adoption of FIN No. 48 will not have a material effect on the firm's financial condition.

SFAS No. 157 In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under SFAS No. 157, fair value measurements are not adjusted for transaction costs.

SFAS No. 157 nullifies the guidance included in EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," that prohibited the recognition of a day one gain or loss on derivative contracts (and hybrid financial instruments measured at fair value under SFAS No. 155) where the firm was unable to verify all of the significant model inputs to observable market data and/or verify the model to market transactions. However, SFAS No. 157 requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model.

In addition, SFAS No. 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available for an identical asset or liability in an active market.

The provisions of SFAS No. 157 are to be applied prospectively, except changes in fair value measurements that result from the initial application of SFAS No. 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid financial instruments measured at fair value and block discounts, all of which are to be recorded as an adjustment to beginning partners' capital in the year of adoption.

The firm adopted SFAS No. 157 as of the beginning of 2007. The transition adjustment to beginning partners' capital was a gain of $1.4 million, net of tax.

SFAS No. 159. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value (i.e., the fair value option), on an instrument-by-instrument basis, that are otherwise not accounted for at fair value under other accounting standards. The election to use the fair value option is available at specified election dates, such as when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning partners' capital.

The firm adopted SFAS No. 159 as of the beginning of 2007 and elected to apply the fair value option to the following financial assets and liabilities existing at the time of adoption:

- certain unsecured short-term borrowings, consisting of primarily hybrid financial instruments;
- certain other secured financings, primarily transfers accounted for as financings rather than sales under SFAS No. 140;
- certain unsecured long-term borrowings;
- resale and repurchase agreements;
- securities borrowed and loaned within Trading and Principal Investments, consisting of the firm's matched book and certain firm financing activities.

The transition adjustment to beginning partners' capital related to the adoption of SFAS No. 159 was a gain of $1.6 million, net of tax.

Subsequent to the adoption of SFAS No. 159, the firm has elected to apply the fair value option to new positions within the above categories and generally to investments where the firm would otherwise apply the equity method of accounting. In certain cases, the firm may continue to apply the equity method of accounting to those investments which are strategic in nature or closely related to the firm's principal business activities, where the firm has a significant degree of involvement in the cash flows or operations of the investee, and/or where cost-benefit considerations are less significant.

Note 3. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value. At any point in time, the firm may use cash instruments as well as derivatives to manage a long or short risk position.

	As of November 2007	
	Assets	Liabilities
	(in millions)	
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 1,561	$ –
U.S. government, federal agency and sovereign obligations	36,900	34,493
Mortgage and other asset-backed loans and securities	16,671	–
Bank loans	322	–
Corporate debt securities and other debt obligations	15,727	3,541
Equities and convertible debentures	34,428	21,620
Derivative contracts	13,133 (1)	15,903 (2)
Total	$ 118,742	$ 75,557

(1) Net of cash received pursuant to credit support agreements of $541 million.

(2) Net of cash paid pursuant to credit support agreements of $67 million.

Fair Value Hierarchy

The following tables set forth by level within the fair value hierarchy "Financial instruments owned, at fair value", "Financial instruments sold, but not yet purchased, at fair value" and financial assets and liabilities accounted for at fair value under SFAS No. 155 and SFAS No. 159 as of November 2007 (see Note 2 for further information on the fair value hierarchy). As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Total financial assets at fair value classified within level 3 were $5.6 billion or less than 1% of "Total assets" on the consolidated statement of financial condition as of November 2007.

	Assets at Fair Value as of November 2007				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
			(in millions)		
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 14	$ 1,547	$ –	$ –	$ 1,561
U.S. government, federal agency and sovereign obligations	8,392	28,508	–	–	36,900
Mortgage and other asset-backed loans and securities	–	14,011	2,660	–	16,671
Bank loans	–	308	14	–	322
Corporate debt securities and other debt obligations	187	14,757	783	–	15,727
Equities and convertible debentures	26,218	6,226	1,984	–	34,428
Cash instruments	34,811	65,357	5,441	–	105,609
Derivative contracts	176	13,480	164	(687) [3]	13,133
Financial instruments owned,	34,987	78,837	5,605	(687)	118,742
Securities segregated for regulatory and other purposes [2]	17,387	64,233	–	–	81,620
Securities borrowed [1]	–	79,313	–	–	79,313
Financial instruments purchased under agreements to resell,	–	50,427	–	–	50,427
Total assets at fair value	$ 52,374	$ 272,810	$ 5,605	$ (687)	$ 330,102

(1) Reflects securities borrowed within Trading and Principal Investments. Excludes securities borrowed within Securities Services business, which are accounted for based on the amount of cash collateral advanced plus accrued interest.

(2) Principally consists of securities borrowed and resale agreements. The underlying securities have been segregated to satisfy certain regulatory requirements.

(3) Represents cash collateral and the impact of netting across the levels of the fair value hierarchy. Netting among positions classified within the same level is included in that level.

	Liabilities at Fair Value as of November 2007				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
			(in millions)		
U.S. government, federal agency and sovereign obligations......	$ 34,168	$ 325	$ –	$ –	$ 34,493
Corporate debt securities and other debt obligations........	–	3,439	102	–	3,541
Equities and convertible debentures........................	20,819	801	–	–	21,620
Cash instruments..........................	54,987	4,565	102	–	59,654
Derivative contracts.......................	52	13,533	2,848	(530)	15,903
Financial instruments sold, but not yet purchased..............................	55,039	18,098	2,950	(530) [4]	75,557
Unsecured short-term borrowings [1]........	–	179	1,124	–	1,303
Securities loaned [2]..........................	–	7	–	–	7
Financial instruments sold under agreements to repurchase.........	–	118,313	–	–	118,313
Other secured financings [3].................	–	2,076	–	–	2,076
Unsecured long-term borrowings [1].........	–	348	–	–	348
Total liabilities at fair value....................	$ 55,039	$ 139,021	$ 4,074	$ (530)	$ 197,604

(1) Primarily includes hybrid financial instruments.

(2) Reflects securities loaned within Trading and Principal Investments. Excludes securities loaned within Securities Services, which are accounted for based on the amount of cash collateral received plus accrued interest.

(3) Primarily includes transfers accounted for as financings rather than sales under SFAS No. 140.

(4) Represents cash collateral and the impact of netting across the levels of the fair value hierarchy. Netting among positions classified within the same level is included in that level.

As of November 2007, the changes in the fair value of receivables (including securities borrowed and resale agreements) for which the fair value option was elected that were attributable to changes in instrument-specific credit spreads were not material. The firm calculates the impact of its own credit spread on liabilities carried at fair value by discounting future cash flows at a rate which incorporates the firm's observable credit spreads. As of November 2007, the difference between the fair value and the aggregate contractual principal amount of both long-term receivables and long-term debt instruments (principal and non-principal protected) for which the fair value option was elected was not material.

Credit Concentrations

Credit concentrations may arise from trading, underwriting and securities borrowing activities and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral as deemed appropriate. While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of

transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment funds and other institutional clients, resulting in significant credit concentration with respect to this industry. In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer.

As of November 2007, the firm held $41.8 billion (7% of total assets) of U.S. government and federal agency obligations (including securities guaranteed by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation) included in "Financial instruments owned, at fair value" and "Cash and securities segregated for regulatory and other purposes" in the consolidated statement of financial condition. In addition, as of November 2007, $141.7 billion of the firm's financial instruments purchased under agreements to resell and securities borrowed, were collateralized by U.S. government and federal agency obligations. As of November 2007 $6.5 billion of the firm's financial instruments purchased under agreements to resell and securities borrowed, were collateralized by other sovereign obligations. As of November 2007, the firm did not have credit exposure to any other counterparty that exceeded 2% of the firm's total assets.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies or indices.

Certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments, are not considered derivatives even though their values or contractually required cash flows are derived from the price of some other security or index.

The firm enters into derivative transactions to facilitate client transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by entering into offsetting positions. For example, the firm may manage the risk related to a portfolio of common stock by entering into an offsetting position in a related equity-index futures contract.

The firm applies hedge accounting under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to certain derivative contracts. The firm uses these derivatives to manage certain interest rate and currency exposures. The firm designates certain interest rate swap contracts as fair value hedges.

Fair values of the firm's derivative contracts are reflected net of cash paid or received pursuant to credit support agreements and are reported on a net-by-counterparty basis in the firm's consolidated statement of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the firm's netting policy, is set forth below:

	As of November 2007	
	Assets	Liabilities
	(in millions)	
Forward settlement contracts....	$ 5,927	$ 6,182
Swap agreements................	1,558	2,450
Option contracts.................	5,648	7,271
Total..............................	$ 13,133	$ 15,903

Securitization Activities

The firm securitizes commercial and residential mortgage, and other types of financial assets. The firm acts as underwriter of the beneficial interests that are sold to investors. The firm derecognizes financial assets transferred in securitizations provided it has relinquished control over such assets. Transferred assets are accounted for at fair value prior to securitization.

The firm also acts as underwriter when other subsidiaries of Group Inc. securitize financial assets, and it may retain interests in these securitized financial assets. Retained interests are accounted for at fair value and are included in "Total financial instruments owned, at fair value" in the consolidated statement of financial condition.

During the year ended November 2007, the firm securitized $7.4 billion of financial assets ($6.0 billion of residential mortgages and $1.4 billion of commercial mortgages).

As of November 2007, the firm held $735 million of retained interests from these securitization activities, which are all held by QSPEs.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of the firm's retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions:

	As of November 2007	
	Retained Interests	
	Mortgage-Backed	
	(in millions)	
Fair value of retained interests	$	735
Weighted average life (years)		8.5
Constant prepayment rate		13.3%
Impact of 10% adverse change	$	(32)
Impact of 20% adverse change		(57)
Anticipated credit losses [1]		4.6%
Impact of 10% adverse change [2]	$	(30)
Impact of 20% adverse change [2]		(49)
Discount rate		9.0%
Impact of 10% adverse change	$	(25)
Impact of 20% adverse change		(47)

(1) Anticipated credit losses are computed only on positions in which expected credit loss is a key assumption in the determination of fair values.

(2) The impacts of adverse change take into account credit mitigants incorporated in the retained interests, including over-collateralization and subordination provisions.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to mitigate risks inherent in these retained interests. Changes in fair value based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

In addition to the retained interests described above, the firm also held interests in residential mortgage QSPEs purchased in connection with secondary market-making activities. These purchased interests approximated $8.1 billion as of November 2007.

Variable Interest Entities (VIEs)

The firm, in the ordinary course of business, retains interests in VIEs in connection with its securitization activities. The firm also purchases and sells variable interests in VIEs, which primarily issue mortgage-backed securities, CDOs and CLOs, in connection with its market-making activities and makes investments in and loans to VIEs that hold performing and nonperforming debt, equity, real estate, and other assets. In addition, the firm utilizes VIEs to provide investors with credit-linked notes designed to meet their objectives.

VIEs generally purchase assets by issuing debt and equity instruments. In certain instances, the firm provides guarantees to VIEs or holders of variable interests in VIEs. In such cases, the maximum exposure to loss included in the tables set forth below is the notional amount of such guarantees. Such amounts do not represent anticipated losses in connection with these guarantees.

The firm's variable interests in VIEs include senior and subordinated debt; limited and general partnership interests; preferred and common stock; interest rate, foreign currency, equity and credit derivatives; guarantees; and residual interests in mortgage-backed securitization vehicles, CDOs and CLOs. The firm's exposure to the obligations of VIEs is generally limited to its interests in these entities.

The following tables set forth total assets in nonconsolidated VIEs in which the firm holds significant variable interests and the firm's maximum exposure to loss associated with these variable interests. The firm has aggregated nonconsolidated VIEs based on principal business activity, as reflected in the first column. The nature of the firm's variable interests can take different forms, as described in the columns under maximum exposure to loss.

The table does not give effect to the benefit of any offsetting financial instruments that are held to mitigate risks related to the firm's interests in nonconsolidated VIEs.

	As of November 2007				
		Maximum Exposure to Loss in Nonconsolidated VIEs (1)			
	VIE Assets	Purchased and Retained Interests	Commitments and Guarantees	Loans and Investments	Total
	(in millions)				
Mortgage CDOs	$ 7,971	$ 106	$ –	$ –	106
Corporate CDOs and CLOs	4,861	395	–	–	395
Real estate, credit-related and other investing (2)	294	–	–	42	42
Municipal bond securitizations	1,413	–	1,413	–	1,413
Mortgage-backed	3,881	719	–	–	719
Total	$ 18,420	$ 1,220	$ 1,413	$ 42	$ 2,675

(1) Such amounts do not represent the anticipated losses in connection with these transactions.

(2) The firm obtains interests in these VIEs in connection with making proprietary investments in real estate, distressed loans and other types of debt, mezzanine instruments and equities.

The following table sets forth the firm's total assets and maximum exposure to loss associated with its significant variable interests in consolidated VIEs where the firm does not hold a majority voting interest. The firm has aggregated consolidated VIEs based on principal business activity, as reflected in the first column.

The table does not give effect to the benefit of any offsetting financial instruments that are held to mitigate risks related to the firm's interests in consolidated VIEs.

	As of November 2007	
	VIE Assets[1]	Maximum Exposure to Loss[2]
	(in millions)	
Real estate, credit-related and other investing	$ 367	$ 91
Municipal bond securitizations	1,959	1,959
Mortgage CDOs	345	41
Total	$ 2,671	$ 2,091

(1) Consolidated VIE assets include assets financed on a nonrecourse basis.

(2) Such amounts do not represent the anticipated losses in connection with these transactions.

Collateralized Transactions

The firm receives financial instruments as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans. Such financial instruments may include obligations of the U.S. government, federal agencies, sovereigns and corporations, as well as equities and convertibles.

In many cases, the firm is permitted to deliver or repledge these financial instruments in connection with entering into repurchase agreements, securities lending agreements, and other secured financings, collateralizing derivative transactions and meeting firm or customer settlement requirements. As of November 2007, the fair value of financial instruments received as collateral by the firm that it was permitted to deliver or repledge was $537.8 billion, of which the firm delivered or repledged $485.3 billion.

The firm also pledges assets that it owns to counterparties who may or may not have the right to deliver or repledge them. Financial Instruments owned and pledged to counterparties that have the right to deliver or repledge are reported as "Financial instruments owned and pledged as collateral, at fair value" in the consolidated statement of financial condition and were $22.6 billion as of November 2007. Financial instruments owned and pledged in connection with repurchase agreements and securities lending agreements to counterparties that did not have the right to sell or repledge are included in "Financial instruments owned, at fair value" in the consolidated statement of financial condition and were $52.5 billion as of November 2007.

In addition to repurchase agreements and securities lending agreements, the firm also pledges securities and other assets it owns to counterparties that do not have the right to sell or repledge, in order to collateralize secured long-term borrowings. Other secured financings include arrangements that are nonrecourse, that is, only the subsidiary that executed the arrangement or a subsidiary guaranteeing the arrangement is obligated

to repay the financing. In connection with these transactions, the firm pledged assets of $40 million as of November 2007. "Other secured financings" primarily consist of liabilities related to the firm's short-term borrowings with Group Inc.

Other secured financings are set forth in the table below:

	As of November 2007
	(in millions)
Other secured financings (short-term)[1][2]	$ 27,473
Other secured financings (long-term)	
2008	–
2009	–
2010	4
2011	127
2012	–
2013- thereafter	123
Total other secured financings (long-term)	254
Total other secured financings[3]	$ 27,727

(1) The weighted average interest rate was 6.8% as of November 2007.

(2) Includes other secured financings maturing within one year of the financial statement date and other secured financings that are redeemable within one year of the financial statement date at the option of the holder.

(3) Includes $191 million of nonrecourse financings as of November 2007 that were collateralized primarily by financial instruments.

Note 4. Unsecured Short-Term Borrowings

The firm obtains unsecured short-term borrowings primarily from Group Inc. and other affiliates. As of November 2007, these borrowings were $20.8 billion. Such amounts include the portion of unsecured long-term borrowings maturing within one year of the financial statement date and unsecured long-term borrowings that are redeemable within one year of the financial statement date at the option of the holder. The firm accounts for certain hybrid financial instruments at fair value under SFAS No. 155 or SFAS No. 159. Short-term borrowings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest, and such amounts approximate fair value due to the short-term nature of the obligations.

Note 5. Unsecured Long-Term Borrowings

The firm obtains unsecured long-term borrowings primarily from Group Inc. and other affiliates. As of November 2007, unsecured long-term borrowings were $1.6 billion, of which $1.1 billion was from Group Inc. and mature in years 2010 and 2011. Other amounts include borrowings from affiliates and have various maturity dates and interest rates. As of November 2007, the carrying values of these long-term obligations approximated fair value.

Note 6. Subordinated Borrowings

As of November 2007, the firm had outstanding borrowings of $5.0 billion from Group Inc. under four subordinated loan agreements with maturities ranging from 2009 through 2011. In addition, the firm has a $14.5 billion revolving subordinated loan agreement with Group Inc., which matures on September 30, 2009. As of November 2007, $13.3 billion was drawn down under this agreement.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value.

Note 7. Commitments, Contingencies and Guarantees

Commitments

Forward Starting Collateralized Agreements and Financings. The firm had forward starting resale agreements and securities borrowing agreements of $1.2 billion as of November 2007. The firm had forward starting repurchase agreements and securities lending agreements of $447 million as of November 2007.

Letters of Credit. The firm provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $3.6 billion as of November 2007.

Investment Commitments. In connection with its investing activities, the firm had commitments to invest up to $660 million as of November 2007.

Leases. The firm has contractual obligations under long-term non cancelable lease agreements, principally for office space, expiring on various dates through fiscal 2012. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental payments, net of minimum sublease rentals are set forth below:

Minimum Rental Payments	(in millions)
2008	$ 92
2009	82
2010	62
2011	33
2012	1
Total	$ 270

Contingencies

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition, but may be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of the firm's litigation and regulatory matters, particularly in cases or proceedings in which substantial

or indeterminate damages or fines are sought, the firm cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

Guarantees

The firm enters into various derivative contracts that meet the definition of a guarantee under FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Such derivative contracts include credit default and total return swaps, written equity put options, written currency contracts and interest rate caps, floors and swaptions. FIN No. 45 does not require disclosures about derivative contracts if such contracts may be cash settled and the firm has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The firm has concluded that these conditions have been met for certain large, internationally active commercial and investment bank end users and certain other users. Accordingly, the firm has not included such contracts in the table below.

The following table sets forth certain information about the firm's derivative contracts that meet the definition of a guarantee and certain other guarantees as of November 2007:

Maximum Payout/Notional Amount by Period of Expiration[(1)]

	2008	2009-2010	2011-2012	2013-Thereafter	Total
			(in millions)		
Derivatives [(2)(3)]	$ 2,919	$ 255	$ 700	$ 290	$ 4,164
Guarantees of the collection of contractual cash flows	–	–	45	–	45

(1) Such amounts do not represent the anticipated losses in connection with these contracts.

(2) The carrying value of these guarantees was a liability $147 million. The carrying value excludes the effect of a legal right of setoff that may exist under an enforceable netting agreement.

(3) Excludes derivative contracts with affiliates.

In the ordinary course of business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates. The firm also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the firm agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of November 2007.

The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives. In addition, the firm may provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or an adverse application of certain non-U.S. tax laws. These indemnifications generally are standard contractual terms and are entered into in the ordinary course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely that the firm will have to make any material payments under these arrangements, and no liabilities related to these arrangements have been recognized in the consolidated statement of financial condition as of November 2007.

Note 8. Employee Benefit Plans

The firm's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. The firm also provides certain benefits to former or inactive employees prior to retirement.

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan has been closed to new participants and no further benefits will be accrued to existing participants. Employees of certain subsidiaries participate in various defined benefit pension plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. In addition, Group Inc. has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under the programs.

Defined Contribution Plans

The firm contributes to Group Inc. employee sponsored U.S. and non-U.S. defined contribution plans

Note 9. Employee Incentive Plans

Stock Incentive Plan

The Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (the Amended SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, awards with performance conditions and other share-based awards. In the second quarter of 2003, the Amended SIP was approved by the firm's shareholders, effective for grants after April 1, 2003.

Other Compensation Arrangements

Group Inc. has deferred compensation plans for eligible employees of the firm. In general, under the plans, participants are able to defer payment of a portion of their cash year-end compensation. During the deferral period, participants are able to nominally invest their deferrals in certain alternatives available under the plans.

Generally, under current tax law, participants are not subject to income tax on amounts deferred or on any notional investment earnings until the returns are distributed, and the firm is not entitled to a corresponding tax deduction until the amounts are distributed. As of November 2007, $228 million related to these plans was included in "Other liabilities and accrued expenses" in the consolidated statement of financial condition.
The Group Inc. has a discount stock program through which eligible senior executives of the firm may acquire restricted stock units at an effective 25% discount. The 25% discount is affected by an additional grant of restricted stock units equal to one-third of the number of restricted stock units purchased by qualifying participants. The purchased restricted stock units are 100% vested when granted, but the shares underlying them are not able to be sold or transferred (other than to satisfy tax obligations) before the third anniversary of the grant date. The shares underlying the restricted stock units that are granted in order to affect the 25% discount will generally vest in equal installments on the second and third anniversaries following the grant date and will not be transferable before the third anniversary of the grant date.

Restricted Stock Units and Stock Options

Group Inc. issued restricted stock units to employees of the firm under the Amended SIP, primarily in connection with year-end compensation and acquisitions. The subsequent amortization of the cost of these restricted stock units is allocated to the firm by Group Inc. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements.

Stock options granted to employees subsequent to Group Inc.'s initial public offering generally vest as outlined in the applicable stock option agreement and first become exercisable on or after the third anniversary of the grant date. Stock options granted to employees subsequent to Group Inc,'s initial public offering generally vest as outlined in the applicable stock option agreement and first become exercisable on or after the third anniversary of the grant date. Year-end stock options for 2007 become exercisable in January 2011 and expire on November 24, 2017. Shares received on exercise prior to January 2013 can not be sold, transferred or otherwise disposed of until January 2013. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation in certain circumstances in accordance with the terms of the Amended SIP and the applicable stock option agreement.

Note 10. Income Taxes

Effective November 29, 2003, GS&Co. elected to be taxed as a corporation for U.S. federal income tax purposes. The firm is also subject to taxes in foreign jurisdictions on certain of its operations. The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The firm computes its tax liability as if it were filing a tax return on a separate company basis and settles such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the firm generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing agreement.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

Significant components of the firm's deferred tax assets and liabilities are set forth below:

	Year Ended November 2007 (in millions)
Deferred tax assets	
Compensation and benefits	$ 1,922
Unrealized losses	639
Other, net	311
Total deferred tax assets	2,872
Deferred tax liabilities	
Depreciation and amortization	202
Total deferred tax liabilities	$ 202

Note 11. Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of its trading, financing and general operations. Amounts outstanding to/from such affiliates are reflected in the consolidated statement of financial condition as set forth below:

	As of November 2007 (in millions)
Assets	
Receivables from brokers, dealers and clearing organizations	$ 9,520
Receivables from customers and counterparties	4,265
Collateralized agreements:	
Securities borrowed	74,010
Financial instruments purchased under agreements to resell	10,642
Financial instruments owned	4,819
Other assets	806
Liabilities	
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings	$ 18,494
Payables to brokers, dealers and clearing organizations	9,981
Payables to customers and counterparties	11,880
Collateralized financings:	
Securities loaned	151,675
Financial instruments sold under agreements to repurchase	34,166
Other secured financings	25,495
Financial instruments sold, but not yet purchased	5,283
Unsecured long-term borrowings	1,175
Subordinated borrowings	18,250

The firm, from time to time, makes markets in debt issued by Group Inc. and certain affiliates. Included in "Total financial instruments owned, at fair value" are $2.5 billion of such issuances.

Note 12. Net Capital Requirements

GS&Co. is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC) and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants, and also require that a significant part of the registrants' assets are kept in relatively liquid form. GS&Co. has elected to compute net capital in accordance with the "Alternative Net Capital Requirement," as permitted by Rule 15c3-1. As of November 2007, GS&Co. had net capital in excess of its minimum capital requirements. In addition to its alternative minimum net capital requirements, GS&Co. is also required to hold tentative net capital in excess of $1.0 billion and net capital in excess of $500 million in accordance with the market and credit risk standards of Appendix E of Rule 15c3-1. GS&Co. is also required to notify the SEC in the event that its tentative net capital is less than $5.0 billion. As of November 2007, GS&Co. had tentative net capital and net capital in excess of both the minimum and notification requirements.

Certain other subsidiaries of GS&Co. are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of November 2007, these subsidiaries were in compliance with their local capital adequacy requirements.

As of November 2007, GS&Co. made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB) that indicated the Company's PAIB credits exceeded its PAIB debits. The amount held on deposit in the Reserve Bank at November 2007 was $321.6 million.

Group Inc. is regulated by the SEC as a consolidated supervised entity (CSE). As such, it is subject to group-wide supervision and examination by the SEC and is subject to minimum capital standards on a consolidated basis. As of November 2007, Group Inc. was in compliance with the CSE capital standards.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
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Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Partners of
Goldman Sachs & Co.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Goldman Sachs & Co. (the "Firm") as of and for the year ended November 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based upon such computations; and
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls

PRICEWATERHOUSECOOPERS

and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at November 30, 2007 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 28, 2008

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